December 6, 2006

James E. Reed
Chief Executive Officer
Tricell, Inc.
33 Lawton Street
Congleton, Cheshire CW12 1RU
United Kingtom

Re: Tricell, Inc.
Preliminary Information Statement on Schedule 14C
Registration No. 0-50036
Filed on November 22, 2006

Dear Mr. Reed:

As you know we are reviewing your Form 10-K for the fiscal year ended December 31, 2005, and have issued a number of comments regarding that review. In conjunction with that review, we will also be reviewing your Preliminary Information Statement, which incorporates by reference your Form 10-K. This review is limited to any outstanding comments we issued relating to the Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Additionally, the registrant should provide written acknowledgement of the following:

- The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant.

- The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing.

- The registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of 1934 has been included.

If you have any questions, please call the undersigned at (202) 551-3495.

Sincerely,

Elaine Wolff
Legal Branch Chief